Vestas

RECEIVED

2006 MAY -1 A 8:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

06012881

Randers, 26 April 2006

SUPPL

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 23/2006 of 25 April 2006
  "Introduction of an incentive programme"
- Stock exchange announcement No. 24/2006 of 25 April 2006
  "Vestas Wind Systems A/S' annual general meeting on 25 April 2006 at 5 p.m."
- Vestas Wind Systems A/S' Articles of Association as per 25 April 2006
- Stock exchange announcement No. 25/2006 of 26 April 2006
  "Vestas receives an order for 29 units of the V90-1.8 MW turbine in Spain"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Inge Christensen

Inge Lundgård Christensen
Communication & IR

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

RECEIVED

2006 MAY -1 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 25 April 2006
Stock Exchange Announcement No. 23/2006

Introduction of an incentive programme

At the board meeting held prior to the annual general meeting today, the board of directors has decided to introduce an incentive programme for the executive management and selected executives in the Group. The set-up is based on options entitling the participants to purchase shares from the company's portfolio of own shares.

The allotment of options takes place on the basis of the results achieved by the Group in 2006 and 2007 respectively. The achievement of results shall be measured in terms of the estimated EBIT, the net working capital, the market share and the customer loyalty. If the estimated objectives for 2006 are achieved, this triggers an allotment of a total of 70,528 options. Correspondingly, the achievement of result for 2007 will trigger an allotment of 67,894 options. A maximum of 110,300 options can be allotted for 2006 and 106,200 for 2007. Allotment takes place in connection with the board of directors' approval of the annual reports, and the number of options allotted will appear from the announcements of the annual results for 2006 and 2007 respectively.

The total number of options issued thus amounts to a total of 216,500 options. The options are allocated with 54,100 to the executive management and the remaining 162,400 options to the selected executives.

Each option allotted for 2006 entitles the owner to purchase one share at a price of 142 and for options allotted in 2007 at a price of 147.6.

The options can be exercised in a period from two to four years after the allotment. Thus options allotted in 2007 may be exercised in 2009 to 2011. Exercise can only take place during the periods in which executives may trade the company's shares according to the company's internal rules.

The market value of the options issued is estimated at DKK 20,481,270 provided that all of the options are allotted in 2007 and 2008 respectively. The market value is calculated on the basis of Black-Scholes and on the following assumption: Market price: DKK 167; volatility: 54 per cent; risk-free interest: 3.7 per cent for options in 2007, 3.8 per cent for options in 2008 and yearly earnings per share: DKK 0.00

Any questions may be addressed to Bent Carlsen, Chairman of Vestas Wind Systems A/S, telephone +45 4019 8080.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Vestas®

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 25 April 2006
Stock exchange announcement No. 24/2006

Vestas Wind Systems A/S' annual general meeting on 25 April 2006 at 5 p.m.

The annual general meeting of Vestas Wind Systems A/S has been held today.

We shall hereby inform that items 1-4 of the agenda were discussed and approved as presented. There will be no distribution of dividend for 2005.

Furthermore, we shall inform that Kurt Anker Nielsen was appointed new member of the Board of Directors. Kurt Anker Nielsen has previously been employed as corporate CEO of Novo Nordisk A/S. Furthermore, he holds the following fiduciary positions in other Danish and foreign companies and organisations: Chairman of the board of directors of Reliance A/S, deputy chairman of Dako A/S and Novozymes A/S and member of the board of directors of Norsk Hydro ASA, Norway, Novo A/S, Novo Nordisk A/S and Zymogenetics Inc, USA. The remaining members of the Board of Directors were re-appointed, cf. item 5.

PricewaterhouseCoopers Statsautoriseret Revisionsaktieselskab and KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab were re-appointed as the Company's auditors, cf. item 6.

In relation to item 7 of the agenda, we shall inform that all proposals from the Board of Directors were discussed and approved. The company's Articles of Association will thus be changed as follows:

- The existing authority for the Board of Directors in Article 3 (1) of the Articles of Association to increase the company's share capital is renewed to be in force until 1 January 2011 and to facilitate an increase of the share capital by an amount of nominally DKK 18,500,000.

- The existing authority for the Board of Directors in Article 3 (2) of the Articles of Association to increase the company's share capital in connection with an issue of employee shares is prolonged to be in force until 1 January 2011.

- The existing authority for the Board of Directors in Article 3 (3) of the Articles of Association to issue warrants and to make the related increase in the company's share capital is prolonged to be in force until 1 January 2011.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

- Amendment of Article 4 (2) of the Articles of Association so that the company's general meetings will be held in Region Midtjylland (the region of Central Jutland) or in Storkøbenhavn (Greater Copenhagen), at the Board of Directors' discretion.

Finally, the Board of Directors is authorised to let the company acquire own shares up to a total nominal value of 10 per cent of the company's share capital in the period up to the next ordinary General Meeting.

After the annual general meeting the Board of Directors held a statutory board meeting during which Bent Carlsen was re-elected as chairman of the Board of Directors and Torsten Erik Rasmussen was elected deputy chairman of the Board of Directors.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

These Articles of Association has been translated from the Danish language version. In the event of any discrepancies, the Danish language version shall apply.

ARTICLES OF ASSOCIATION OF VESTAS WIND SYSTEMS A/S

Vestas

CONTENS

§ 1. NAME, REGISTERED OFFICE AND OBJECTS

1.1. The name of the Company is Vestas Wind Systems A/S. The Company also carries on business under the secondary name Cotas Computer Technology A/S (Vestas Wind Systems A/S).

1.2. The registered office of the Company is located in the municipality of Randers.

1.3. The objects of the Company are to carry on development, manufacture, trading and service activities, including activities in respect of wind turbine industry products and any related business areas.

§ 2. SHARE CAPITAL AND SHARES

2.1. The Company's share capital amounts to DKK 185,204,103 (one hundred and eighty-five million two hundred and four thousand and one hundred and three Danish kroner 00/100) (185,204,103 shares), divided into shares in the denomination of DKK 1.00 and/or multiples thereof.

2.2. The share capital is fully paid up.

2.3. The Company's shares shall be registered with VP Securities Services (Værdipapircentralen). Dividends on shares shall be paid through VP Securities Services and be deposited in the dividend accounts registered with VP Securities Services. VP Securities Services shall receive notification of any rights relating to the Company's shares.

2.4. The Company's shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders.

2.5. No shares shall carry any special rights.

2.6. No shareholder shall be under an obligation to allow his shares to be redeemed whether in whole or in part.

2.7. The Company's shares are negotiable instruments and freely transferable.

2.8. The Board of Directors shall ensure that a Register of Shareholders is kept. The Register of Shareholders shall contain a list of all the shares in the Company.

2.9. Shares which are not registered with VP Securities Services may be cancelled by the Board of Directors without a court order in accordance with the statutory provisions in force from time to time.

§ 3. AUTHORISATION TO INCREASE THE SHARE CAPITAL

3.1. The share capital can be increased at the Board of Directors' discretion in respect of time and terms in one or more issues of new shares up to an amount of DKK 18,500,000.00 nominal value (18,500,000 shares).

The authorisation shall remain in force until 1 January 2011, and it may be extended by the General Meeting for one or more periods of up to five years each.

An increase of the share capital may be effected by cash payment as well as in other ways. The increase may be effected without regard to the pre-emption rights granted to existing shareholders provided that the shares are offered for subscription at market price or as consideration for the Company's takeover of an existing undertaking or certain assets at a value corresponding to the value of the shares issued. In all cases other than those set out in the previous sentence, the Company's existing shareholders shall be entitled to subscribe for the new shares on a pro rata basis in proportion to their shareholding.

3.2. The Board of Directors shall further, until 1 January 2011, be authorised to increase the share capital in one or more issues of new shares without regard to the pre-emption rights granted to the existing shareholders, up to the sum of DKK 1,776,895.00, nominal value, (1,776,895 shares) in connection with the offering of such shares to the employees of the Company and its affiliated companies. Any such new shares shall be issued at a subscription price to be determined by the Board of Directors, which price may be at a discount to prevailing or future market prices.

3.3. Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more issues of warrants without regard to the pre-emption rights granted to the existing shareholders of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the Company and with affiliated companies. However, the grant of warrants to Board Members to subscribe shall not exceed a total nominal amount of DKK 41,000 shares (41,000 shares). No consideration shall be paid in respect of the grant of warrants.

Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emption rights to the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which price may be at a discount to market prices.

3.4. In the event of capital increases pursuant to Articles 3.2 - 3.3, the new shares shall be registered in the name of the holder and recorded in the Company's Register of Shareholders. The shares shall be negotiable instruments and in every respect carry the same rights as the existing shares, including redemption rights and restrictions on transferability of the shares. The new shares shall carry a right of dividend from such date as may be determined by the Board of Directors, however, not later than from the first financial year following the capital increase.

Any other terms and conditions governing the warrants issued and the capital increases effected in accordance with the authorisations laid down in Articles 3.1 - 3.3 shall be determined by the Board of Directors.

§ 4. GENERAL MEETINGS; POWERS; VENUE AND NOTICE OF MEETINGS

4.1. The shareholders in General Meeting shall be the Company's supreme authority in all company matters subject to the relevant legislation and these Articles of Association.

4.2. General Meetings shall be held in Region Midtjylland (the region of Central Jutland), or in Storkøbenhavn (Greater Copenhagen), at the Board of Directors' discretion. The Annual General Meeting shall be held every year within four months after the end of the financial year.

4.3. Extraordinary General Meetings shall be held when deemed appropriate by the Board of Directors or the auditors. Extraordinary General Meetings shall further be held at the request of shareholders owning in the aggregate not less than 10 per cent of the share capital. Request shall be made in writing to the Board of Directors. The request shall

contain a list of the specific business to be considered at the Extraordinary General Meeting. The Extraordinary Meeting shall be convened within 14 days after such request has been received by the Board of Directors.

4.4. General Meetings shall be convened by the Board of Directors by giving not less than eight days' and not more than four weeks' notice by announcement in a national daily newspaper at the Board of Directors' discretion and by ordinary letter to all shareholders recorded in the Register of Shareholders, who have so requested.

4.5. The notice convening the General Meeting shall contain an agenda of the Meeting and state the essentials of any proposals to amend the Articles of Association. Where the proposal includes a resolution to amend the Articles of Association pursuant to section 79(1) or (2) of the Danish Public Companies Act, the notice must, however, contain the full wording of the proposal, and a notice shall be sent to all shareholders recorded in the Register of Shareholders.

4.6. Any shareholder shall be entitled to have specific business considered at the Annual General Meeting if the shareholder in question submits a request in writing to the Board of Directors within two months after the end of the financial year.

§ 5. GENERAL MEETINGS; AGENDA

5.1. Not later than eight days prior to a General Meeting, the agenda and the complete proposals to be considered by the General Meeting – and with respect to an Annual General Meeting also the annual report – shall be available for inspection by the shareholders at the Company's registered office and, at the same time, shall be forwarded to all shareholders of record who have so requested.

5.2. The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.
2. Presentation and adoption of the annual report.
3. Resolution for the application of the profits or the covering of losses according to the adopted annual report.
4. Resolution to discharge the Board of Directors and the Executive Management of their obligations.
5. Election of members to the Board of Directors.
6. Appointment of auditors.
7. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.
8. Any other business.

§ 6. GENERAL MEETINGS; VOTING RIGHTS

6.1. Each share amount of DKK 1.00 shall entitle the shareholder to one vote.

6.2. Any shareholder shall be entitled to attend a General Meeting, provided that he has requested an admission card at the office of the Company, or at such other place as is specified in the notice convening the General Meeting, not later than five days before the date of the relevant General Meeting. Registration of title in the Register of Shareholders or the presentation of a document of title that has been issued by the relevant shareholders'

bank ("the account-holding bank") shall be proof of that person's status as a shareholder. The document of title must not have been issued more than 14 days before the shareholder makes a request for an admission card.

6.3. Shareholders who are entitled to attend, and who have caused their shares to be entered in the Register of Shareholders or have reported and submitted proof of their acquisition, shall be entitled to vote.

6.4. Shareholders who have acquired shares by transfer cannot exercise the voting rights attached to the shares in question at a General Meeting convened without such shares having been registered in the Register of Shareholders or the shareholder has reported and submitted proof of his acquisition. However, such transferred shareholding shall nevertheless be deemed represented at the relevant General Meeting, even when the voting right cannot be exercised, if the shares have been entered in the Register of Shareholders prior to the General Meeting, or the shareholder has reported and submitted proof of his acquisition.

6.5. Shareholders shall be entitled to attend General Meetings together with an adviser or by proxy. The adviser and the proxy shall present an admission card. Further, the proxy shall present a written and dated instrument of proxy, which may only be issued for a period of one year at a time.

6.6. All members of the Board of Directors and the Executive Management shall be entitled to attend General Meetings.

6.7. Journalists shall be admitted to the General Meetings of the Company.

§ 7. GENERAL MEETINGS; THE CHAIRMAN; RESOLUTIONS AND MINUTE BOOK

7.1. The General Meetings shall be presided over by a chairman elected by the Board of Directors. The chairman so elected shall decide all questions regarding the proceedings, the voting and the results of the voting.

7.2. All resolutions put to the vote of the shareholders at the General Meeting shall be adopted by a simple majority of votes, unless the Danish Public Companies Act or these Articles of Association prescribe special rules regarding representation and majority.

7.3. Unless a larger majority or unanimity is required by the relevant statutes, the adoption of resolutions to amend these Articles of Association, to dissolve the Company, to carry out a demerger of the Company's assets or to merge the Company with another company is subject to the affirmative votes of not less than two-thirds of the votes cast as well as of the voting share capital represented.

7.4. Minutes of the proceedings at a General Meeting shall be entered in a Minute Book and such minutes shall be signed by the chairman.

§ 8. BOARD OF DIRECTORS

8.1. The Company shall be managed by a Board of Directors composed of not less than three or more than eight members elected in General Meeting. In addition, the Board of Directors shall include such members as are elected by the employees under the relevant provisions of the Danish Public Companies Act. Board Members elected by the shareholders in General Meeting shall retire at the following Annual General Meeting. However, such Board Members shall be eligible for re-election.

8.2. The Board of Directors shall elect a Chairman and, potentially, a Deputy Chairman from among their number. No member of the Executive Management may be elected Chairman or Deputy Chairman.

8.3. The Board of Directors shall constitute a quorum when more than half of all the Board members are present.

8.4. The business transacted by the Board of Directors shall be decided by a simple majority of votes. In the event of an equality of votes, the Chairman or, in his absence, the Deputy Chairman (if such has been elected) shall have the casting vote.

8.5. The Board of Directors shall adopt Rules of Procedure containing detailed provisions regarding the execution of its duties.

8.6. Minutes of the Board Meetings shall be entered in a Minute Book, which shall be signed by all members of the Board of Directors.

8.7. Each member of the Board of Directors shall be compensated by an annual fee as determined by the General Meeting in connection with the adoption of the annual report.

§ 9. EXECUTIVE MANAGEMENT

9.1. The Board of Directors shall appoint an Executive Management, composed of from one to six executive managers, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms applicable to the executive managers' appointment and their area of responsibility. One of the executive managers shall be appointed Managing Director.

§ 10. AUTHORITY TO BIND THE COMPANY

10.1 The Company shall be bound by (i) the joint signatures of one member of the Executive Management and the Chairman or Deputy Chairman of the Board of Directors, or by (ii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or by (iii) the joint signatures of all the members of the Board of Directors.

10.2 The Board of Directors may grant powers of procuration to individuals to sign either individually or jointly with others.

§ 11. AUDIT

11.1 The Company's annual report shall be audited by two state authorised public accountants to be appointed by the shareholders in General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election.

§ 12. ACCOUNTING YEAR

12.1 The Company's accounting year shall be the calendar year.

--ooOoo---

Adopted at the Annual General Meeting held on 25 April 2006.

Klaus Søgaard

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 26 April 2006
Stock exchange announcement No. 25/2006

Vestas receives an order for 29 units of the V90-1.8 MW turbine in Spain

The Vestas Group has received an order from the reputable Spanish wind farm developer, Energias Alternativas de Castilla La Mancha, S.L. for 29 units of the V90-1.8 MW turbine. The order is a turnkey order for two projects in Spain, and it also includes VestasOnline remote monitoring systems.

Delivery of the turbines will begin in the summer of 2007, and the wind power plants will be completed by the end of 2007.

The projects will be located in the region of Castilla La Mancha in the central east of Spain. The region is the second largest region in Spain in terms of installed wind power with more than 2,000 MW installed. As at 31 December 2005, Vestas has installed 76 MW in the region.

"The fact that Energias Alternativas de Castilla La Mancha, S.L. has chosen Vestas as supplier for their projects is a further strengthening of our presence in Castilla La Mancha," says Ebbe Funk, President of Vestas Mediterranean West A/S and continues: *"Furthermore, this order confirms our positive expectations for the V90 turbine in Spain."*

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 16/2006 of 29 March 2006.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Ebbe Funk, President of Vestas Mediterranean West A/S, telephone +34 93 241 98 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO